
PROCESSING
RECEIVED
SEC MAIL
AUG 2 9 2007
SECTION
WASH., D.C.
190

SECURITIES AND EXCHANGE COMMISSION


07007095

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2006 ENDING June 30, 2007

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
The Bank Street Group LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Canterbury Green, 4th Floor
(No. and Street)

| Stamford | CT | 06901 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lukaj — 203-252-2800
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levy & Gold, LLP
(Name – if individual, state last, first, middle name)

| 310 Northern Blvd | Great Neck | NY | 11021 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 4 2007
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

**Sec 1410 (06-02)**

*Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number*

## OATH OR AFFIRMATION

I, James Haney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

The Bank Street Group LLC

_______________________________________________, as of

June 30 , 2007 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title

**EILEEN E. CAIE**
***NOTARY PUBLIC***
**MY COMMISSION EXPIRES MAR. 31, 2009**



Notary Public

This Report ** contains (check all applicable boxes):

- X (a) Facing Page
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss)
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# Levy & Gold, LLP

*Certified Public Accountants*

**THE BANK STREET GROUP, LLC**

**REPORT ON AUDIT OF FINANCIAL STATEMETNS**
**AND SUPPLEMENT INFORMATION**

**REPORT ON INTERNAL CONTROL**

**YEAR ENDED JUNE 30, 2007**


SEC MAIL PROCESSING
RECEIVED
AUG 29 2007
WASH., D.C.
190
SECTION

*310 Northern Boulevard*
*Great Neck, New York 11021-4806*

*Tel 516-829-3664*
*Fax 516-829-3646*

# The Bank Street Group LLC

## Financial Statements
## And Supplemental Information

Year ended June 30, 2007

## CONTENTS

***Levy & Gold,* LLP**

*Certified Public Accountants*

***INDEPENDENT AUDITORS' REPORT***

To the Members
The Bank Street Group LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of The Bank Street Group LLC (the "Company") as of June 30, 2007, and the related statements of operations, changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well a evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Bank Street Group LLC at June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levy & Gold LLP

**CERTIFIED PUBLIC ACCOUNTANTS**
**Great Neck, NY**

***August 17, 2007***



*310 Northern Boulevard*
*Great Neck, New York 11021-4806*

*Tel 516-829-3664*
*Fax 516-829-3646*

The Bank Street Group LLC
Statement of Financial Condition
June 30, 2007

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 546,613 |
| Accounts receivable- deal fees | | 269,769 |
| Fixed assets (net of accumulated depreciation of $45,488) | | 99,920 |
| Other assets | | 49,615 |
| Total Assets | $ | 965,917 |

## LIABILITIES AND MEMBERS' CAPITAL

| | | |
|---|---|---|
| Accounts payable- deal fees | $ | 604,620 |
| Accrued expenses | | 5,505 |
| Total Liabilities | | 610,125 |
| Members' Capital | | 355,792 |
| Total Liabilities and Members' Capital | $ | 965,917 |

*The accompanying notes are an intergral part of this statement*

The Bank Street Group LLC

Statement of Operations

For the Year Ended June 30, 2007

| | |
|---|---|
| REVENUES | $ 4,019,344 |
| | |
| EXPENSES | |
| Salaries | 164,211 |
| Occupancy | 80,478 |
| Professional Fees | 78,248 |
| Consulting | 3,238,081 |
| Travel and entertainment | 79,939 |
| Regualtory fees | 15,496 |
| Information technology services/ supplies | 21,742 |
| Office expense | 35,316 |
| Other operating expenses | 229,258 |
| Communications | 43,596 |
| Depreciation | 22,306 |
| | 4,008,671 |
| NET INCOME | $ 10,673 |

*The accompanying notes are an intergral part of this statement*

# The Bank Street Group LLC
## Statement of Changes in Members' Capital
## For the Year Ended June 30, 2007

| | |
|---|---|
| Members' Capital, July 1, 2006 | $ 180,691 |
| Contributions | 164,428 |
| Net Income | $ 10,673 |
| Members' capital, June 30, 2007 | $ 355,792 |

*The accompanying notes are an intergral part of this statement*

The Bank Street Group LLC
Statement of Cash Flows
For the Year Ended June 30, 2007

| | |
|---|---|
| *Cash flows from operating activities* | |
| Net Income | $ 10,673 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation | 22,306 |
| Changes in operating assets and liabilities | |
| Increase in accounts receivable | (172,118) |
| Decrease in other assets | 6,250 |
| Increase in accounts payable and other liabilities | 327,835 |
| *Net cash provided by operating activities* | 194,946 |
| *Cash flows from financing activities* | |
| Contributions | 164,428 |
| *Cash flows from investing activites* | |
| Additions to fixed assets | (111,694) |
| *NET INCREASE IN CASH AND CASH EQUIVALENTS* | 247,680 |
| *CASH AND CASH EQUIVALENTS- BEGINNING OF YEAR* | 298,933 |
| *CASH AND CASH EQUIVALENTS- END OF YEAR* | $ 546,613 |

*The accompanying notes are an intergral part of this statement*

**NOTE A-** GENERAL BUSINESS

The Bank Street Group LLC (the "Company"), formed in May 2001, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") on March 6, 2002. As a boutique investment bank, the Company provides merger, acquisition and financial advisory services to its clients. The Company assists management teams with analyzing, structuring and executing a wide range of strategic and financial alternatives. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

**NOTE B-** SIGNIFICANT ACCOUNTING POLICES

Equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over five years. Leasehold improvements are being amortized over the term of the lease (42 months).

Revenues consist of success fees and retainer fees, as well as other advisory fee revenues. The Company earns advisory fees from consulting services, which are recognized when services are completed. Success fee revenue is associated with the successful completion of a transaction and is recognized at closing. In connection with its advisory activities, the Company receives non-refundable retainer fees for services to be provided. Such retainers are recognized when received by the Company.

The company is a limited liability company for Federal and state income tax purposes, and, as such, the members are individually liable for Federal and certain state taxes. The Company is subject to local income taxes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

**NOTE C-** LEASE COMMITMENTS

The Company leases its office facilities under an agreement which provides for scheduled rent increases. Lease term is November 1, 2006 through April 30, 2010. There are also provisions for additional rent based upon real estate taxes and operating costs of the landlord. Future minimum rental payments under the lease are approximately as follows:

| | |
|---|---|
| June 30, 2008 | $ 249,920 |
| June 30, 2009 | 260,948 |
| June 30, 2010 | 176,416 |

The Company has sublease agreements with several companies covering the same periods. Rent received is shown as a reduction of rent expense.

**NOTE D-** COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

**NOTE E-** NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtness of $5,000, whichever is greater. Net capital and aggregate indebtness change from day to day, but as of June 30, 2007, the Company had net capital of $206,257, which exceeded requirements by $165,562.

# The Bank Street Group LLC
## Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission
## June 30, 2007

| | |
|---|---|
| Net Capital | |
| Members' Capital | $ 355,792 |
| Deductions and/or charges: | |
| Less non-allowable assets | |
| Fixed assets net | 99,920 |
| Other assets | 49,615 |
| | 149,535 |
| Net Capital | $ 206,257 |
| Aggregate Indebtness | $ 610,125 |
| Minimum Net Capital Required | $ 40,695 |
| Excess of Net Capital Over Minimum Requirements | $ 165,562 |
| Percentage of Aggregate Indebtness To Net Capital | 2.96:1 |
| Net Capital per Company's unaudited Form X-17A-5 filing | $ 203,905 |
| Auditors' adjustments | 2,352 |
| Net capital per above calculation | $ 206,257 |

*The accompanying notes are an intergral part of this statement*

*SUPPLEMENTAL INFORMATION*
*PURSUANT TO RULE 17a-5 OF THE*
*SECURITIES EXCHANGE ACT OF 1934*

*AS OF JUNE 30, 2007*

**_INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3_**

To the Members
Bank Street Group LLC

In planning and performing our audit of the financial statements and supplemental schedule of Bank Street Group (the Company), for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



_310 Northern Boulevard_
_Great Neck, New York 11021-4806_

_Tel 516-829-3664_
_Fax 516-829-3646_

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control environment that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers is not intended to be and should not be used by anyone other than these specified parties.

Levy & Gold LLP

Great Neck, NY

August 17, 2007

END